Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-257344 on Form F-10 of our report dated September 16, 2021 relating to the financial statements of New Pacific Metals Corp. for the year ended June 30, 2021 appearing in this Current Report on Form 6-K/A dated September 21, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
September 21, 2021